Invest in Boxabl

Technology Infrastructure Hardware Manufacturing B2B

One Hour House. Mass production of upscale affordable housing.

BOXABL.COM LAS VEGAS NEVADA



Hurry! Early investors get a discount.



Housing is the last big industry that has not moved fully into a factory. A huge opportunity exists to revolutionize housing. We are trying to make housing more affordable. If we execute on our vision, we think we will be able to increase quality of life for millions of people.

Paolo Tiramani CEO @ Boxabl

Why you may want to invest in us...

1. $2,800,000+ raised so far. ❤ The round is still open and you can still invest!
2. Paid customer deposits for 2,000+ houses, potential of $100,000,000+ in revenue, growing everyday.
3. $36,000,000 in purchase orders, $106,000,000 in letters of intent, inquiries from all over the world
4. Tech protected by 14+ patent filings
5. Massive Interest 12,000+ no deposit Casita reservations, totaling $500,000,000+ in potential orders
6. Huge social impact, potential to improve the quality of life for millions of people.
7. Guided by Porsche Consulting Inc. for the design and implementation of Boxabl's new factory
8. Trillion dollar total building construction market. Rapidly growing Accessory Dwelling Unit market.

Why investors ♥ us

WE'VE RAISED $1,075,000 SINCE OUR FOUNDING



I am very excited about Boxabl. I invested before Wefunder and talked with a few friends about it, and then wrote Paolo because my friends were wondering if they would do a public offering. When I got word today they were on Wefunder- the excitement was overwhelming. I sent my friends the link asap. A few of my non-profits have been searching for new ways to bring affordable Tiny homes to Bay Area homeless that do not look like a wooden box on wheels, have kitchens, and other amenities without paying $90k+ each for the box. When I first heard of Boxabl, I was like, OMG here is another one ((sadface)). But when I opened that first video, then went on to watch all the videos, read the... read more

Joe Leigh Bacon

Author/TechMgr/Investor/Philanthropist

I have known these gentleman for almost 30 years. Some huge brain power behind Boxabl! Can't wait to make some money with you boys!

Konstantine G. Wells

Entrepreneur, Portfolio Manager, Investor

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Paolo Tiramani

CEO

An industrial designer and mechanical engineer Paolo holds over 150 patent fillings which have generated more than $1billion in retail sales. He has funded Boxabl to date through his intellectual property investment company 500 Group.



Kyle Denman

Lead Engineer

Kyle is the senior engineer leading development of the Boxabl technology. A graduate in Engineering from Stonybrook University he holds over 20 civil engineering and automotive mechanical patents. Kyle comes from a family contractions business.



Galiano Tiramani

Business development

Galiano is an entrepreneur who has founded several successful startups. Including a cryptocurrency exchange and ATM network which acts as a custodian for customer funds with an annual trade volume in excess of $10m.



Mike Nelson

Structural Engineer

Mike began his structural engineering career in 1989. After 13 years developing his skills in commercial and residential projects he focused on structural insulated panels. Mike has worked on SIP projects in 30 States over the last 30 years.



Robert fischer

Patent & General Counsel

A graduate of California Berkeley, Stanford and Cooper Union, Bob previously chaired the Licensing and Transactions Practice Group of Fitzpatrick Cella Harper and Scinto, one of the worlds leading I.P firms.



Hamid Firooznia
Advisor
Hamid brings 40 years of finance and tax strategies in construction, distribution, engineering, intellectual property and not-for-profit as well as high net worth individuals.



Caleb Roope
Advisor
Caleb is principal and CEO of the Pacific Companies, one of America's largest affordable housing developers. Caleb has shared his insights and guidance, acting as a trusted advisor for the Boxabl project. Caleb recently raised $100m to build Autovol



Eldin Djurkovic
Business Development
Eldin is a certified scrum master with 15+ years experience in property and hospitality management, for companies such as Four Seasons and more. At Boxabl, he continues to improve overall customer experience, evolving agile practices.



David Hutchinson
Manufacturing Operations
David has more than 30 years of leadership experience in telecommunications, defense and aerospace manufacturing. Most recently he was Director of Manufacturing at Daico Industries, Inc., where he drove continuous improvement of processes.



Lucky Rajeswaran
Partnerships
Lucky is a business development, strategic partnerships and marketing leader with over 7 years of experience in e-commerce and consumer products. He is instrumental in successfully defining strategy, driving acquisition and retention efforts.



Bojana Paunovic Ex Rakicevic
Customer Service Manager
Bojana has more than 10 years in sales and marketing. Her expertise is focused on understanding clients and and their expectations.



Kal Bielawski
Business Development
Kal is an entrepreneurial scholar graduate from the University of Missouri, Kansas City. Through the Regnier Institute for Entrepreneurship and Innovation, he has experience in marketing, scalability, and sustainability.



Josiah Fannon
Factory Floor Manager
Josiah has over ten years of commercial construction and electrical experience. He also has several years of business management and field foreman experience as well. He is a Las Vegas native and comes from a family owned carpentry business.



Marko Ovcaric
Marketing
Marko is a senior 3D/2D designer with over 10 years experience in advertising, product design and construction industry. He specializes in concept development, 3d workflow from modeling to final render, animation and video post-production.

James Kritharas
Marketing



Brian J. Esposito
Strategic Advisor
Founder & CEO of Esposito Intellectual Enterprises, LLC (EIE) a holding company for over 20 years of work, business startups, acquisitions, and investments. Focuses range from manufacturing, distribution, retail, hospitality & hotel development.

In the news

Downloads

- Pitch Deck.pdf
- Valuation Opinion Letter.pdf
- Valuation Full Report.pdf
- Boxabl Reg D Offering Memo.pdf
- Boxabl Reg D Subscription Agreement - Wefunder and Custodian.pdf
- CrowdCheck Verified Due Dilligence Report.pdf

A new type of building. A new type of manufacturing. Upscale, low cost housing for EVERYONE.

Why does it say $1,075,000? We have raised additional funds through an accredited investor only offering, totally $2.8M committed as of September 3 2020.

Our tech will enable mass production of buildings on a massive scale. We want to be the #1 building manufacturer in the world within 10 years.

We are selling approximately 20% of our company to raise money for the Boxabl factory.

We are seeking to raise up to $10,500,000.

We will be selling preferred shares in Boxabl Inc to build the world's most advanced modular house factory.

The first $5m in shares will be sold at a discounted rate of $0.14 per share, and the remaining shares will be sold at $0.17 per share.

Because of the SECs Regulation CF rule, only $1,070,000 can come from "unaccredited/ lower income" investors, the remaining $9,430,000 must come from "accredited/ high net worth" investors under Rule 506(c) of Regulation D.

We thought it was important to setup the reg CF so that our friends, family, and early supporters who might not be "high net worth" could join us on this journey!

The shares you are purchasing are illiquid. You might not be able to sell them for a while. By buying them, you are betting that Boxabl will execute on our plan to mass produce housing on a worldwide scale. To sell the shares and profit, you will have to wait for a future event where you can sell them, like an Initial Public Offering (IPO).


This Instant Folding Tiny House is Fireproof!
Watch later
Share
FLORB

Overview

We founded Boxabl in 2017 and have invested over $2,000,000 of our own money into engineering and research to develop what we believe is the world's greatest building system.

Boxabl is a new way to build housing that's **better, faster, lower cost** and can help solve the housing crisis.

Our first product is a **20′ x 20′ pre-fab studio apartment** that unfolds from a shipping container *size*. We can install it in any customer's backyard in about an hour.

It's a great time for our 20x20 product because **California laws** have recently changed to create a booming market for accessory dwelling units.

After the Casita is rolled out successfully we will introduce different sized room modules that **stack and connect** to build almost **any building.** We think our product is a solution for a large portion of the worldwide housing market. This includes, multi family, single family residential, disaster relief, military, workforce housing, and much more.

Our team, which includes proven innovators, have put millions of dollars into developing this product and now we are ready to take on partners to bring this idea to the next level **-a starter production facility that can produce 300 homes per year.**



Boxabl Pitchdeck Video
Watch later
Share
BOXABL
IS THE NEW
CONSTRUCTION TECHNOLOGY



RIGHT
WRONG
PROBLEM
The Ford F-150 factory in Michigan builds one truck every 53 seconds.
A single family home takes an average of 7 months to be built.
WHY?
BOXABL


BOXABL
Traction
— Exclusive access to 14+ patent filings to protect our Product & System.
— Our product is significantly cheaper than the competition.
— Serious interest: LOIs for large developments and small deposits for over 1,500 end users.
— Over 10,000+ people have requested to reserve a Casita, our first unit.
— We project we can help our customers build 80% faster and 50% cheaper.
— Our product is the only building solution compatible with best-in-industry, automobile-style automated manufacturing.
— Our product is engineered to enable the most rapid manufacturing process in the industry.


I Built a HOME In 48 Minutes!
48 MINUTES!
Watch later
Share
BOXABL
welcome home


BOXABL
Product (Casita)

Our flagship product is called the Casita. Its our smallest room module, 20x20, fitted out as a studio apartment. Although it has many use cases, our market focus is backyard houses in California.



The Casita will ship to California for $50,000 including delivery. It can be set up in someone's backyard in less than a day. The product includes washer, dryer, fridge, stove, bathroom, kitchen, electric, HVAVC and more. It is turnkey, ready to go, just add your bed and couch.

The Boxabl Casita should be more durable, energy efficient, higher quality and more upscale than traditional buildings.


Paolo Tiramani, Tony Mancini, & Secretary Dr. Ben Carson T...
Watch later
Share
Boxabl CEO Paolo Tiramani, Tony Mancini, & HUD Secretary Dr. Ben Carson Talk Boxabl Homebuilding Breakthrough
PROBUILDER

Market

Backyard accessory dwelling units (ADU) are increasing in popularity, demand for these types of buildings is skyrocketing in California and other places. This is due to new laws that make the permitting process easier and faster, and allows these buildings to be built in more places.

We have received interest from customers for Casitas that will far exceed our ability to supply product for the next several years.

Beyond the ADU market, is general building construction. The planned Boxabl building system should be able to construct almost any building type. This means in the future our potential total attainable market size is very large. Today most buildings are built by hand, one at a time, in the field, we hope that our building system can change this and bring building construction into the factory.

Opportunity

Believe Boxabl is on the right track? Well now is your chance to jump on board at this early stage. We think that after the first production Boxabl factory is up and running, the massive potential for this product will be clear and undeniable.

Our first factory might make approximately ~300 Casitas per year. This is a very small amount of buildings VS total demand. If our first factory is a success, we expect to multiply the model many times. If you invest in Boxabl now, you are along for the ride on huge potential future growth of Boxabl, including new factories, possibly all around the world.


Can one Box build the world?
Watch later
Share
BOXABL
build the world

Roadmap

Month 1-2 | Identify warehouse space, order basic equipment, continue modular approval

Month 2-4 | Move to warehouse begin slow production ~1 house per week, most components outsourced.

Month 4-6 | Transition to assembly line style production, output increases to 1/day, bring outsourced component manufacturing in house.

Month 6-9 | Continue to onboard equipment, add shifts, streamline process.

Month 9-12 | Begin rolling out other floor plans.

Month 12+ | Ready with repeatable factory plans and suppliers, begin seeking franchise/partner factories for expansion, new capital raise for HEAVILY automated factory


Casita Tour
Watch later
Share

How will we make money?

At Boxabl we plan to mass produce and sell room modules. We will sell them to licensed general contractors who will permit and install these units for the end user. We believe it's important for us to focus on manufacturing and bring on value added third party partners for other functions.

Our initial product will be the Casita which is expected to retail for $50,000. Soon after we will expand to different models.

Partnership with Porsche Consulting

We have partnered with Porsche Consulting, a Subsidiary of Porsche AG, to build houses the way Porsche builds cars. That means leveraging 80+ years of Porsche manufacturing expertise and over 600+ professionals to setup a Boxabl factory using automation, robotics, and assembly line principles.

PORSCHE

Timeline

2017 — For centuries houses have been built using **old technology**. **Boxabl** is founded to bring the building industry into the **21st century** by using **modern manufacturing technology**.

2018 — Delivered first prototype built by 3rd party to the *International Builders Show*. Received **millions of square feet in reservations** by **hundreds of builders**.

2019 — Setup **in-house manufacturing** facility to build *Castita* model.

2020 — Beginning of year, **delrivered** *Casita* model to the **International Builders show**.

Now raising capital for **100,000 sq. ft. Casita starter manufacturing facility**.

2021+ — Build **more factories** to satisfy **huge domestic and international demand** using funds raised.

TECH - Transport

BOXABL



BOXABL
BOXABL

Foldable rooms that ship 2x-3x more building per truck

TECH - A System

BOXABL

A standardized building system engineered for endless configurations



CASITA
LIVE
IMAGINE
SLEEP MASTER
SLEEP 2
STACK STAIRS X3 (OPTIONAL F/PLACE + W/C)



Boxabl produces the same rooms again and again

Our customers configure them onsite to build thousands of building types


TECH - Radical simplification
BOXABL
All new materials and manufacturing process compatible with automation.
Boxabl wall
Traditional wall

Isn't it time we build housing like we build everything else?

These are forward-looking projections that cannot be guaranteed.

Investor Q&A

— COLLAPSE ALL

What does your company do?

Boxabl will mass produce room modules that stack and connect to create any custom building. We have invented a new way to manufacture buildings that we think can revolutionize the construction industry. To date we have produced demonstration homes but are in the position to mass produce homes following the acquisition of factory space. Goals, -Rapidly manufacture buildings faster than competitors -Reduce costs to lower than competitors -Outperform traditional buildings on ratings

Where will your company be in 5 years?

After completion of our initial mass productions style factory we will have the blueprint to replicate these factories over the entire world. Within 5 years we plan to take on partners or franchisees that can help build many new Boxabl factories. Within 1 year of funding we hope to have our plant fully operational. After that we will focus on refining the process, and adding more automation when appropriate. To date we have more demand than we can satisfy, we expect this to keep growing.

Why did you choose this idea?

Housing is the last big industry that has not moved fully into a factory. A huge opportunity exists to revolutionize housing. We are trying to make housing more affordable. If we execute on our vision, we think we will be able to increase quality of life for millions of people.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

No one has figured out how to effectively build housing in a factory. Housing costs are too high. We are inventors, engineers and operators who have a solution.

How far along are you? What's your biggest obstacle?

Right now we have a very small and slow factory. But we have a huge list of interested customers and thousands of potential orders. We need investment dollars to expand and meet demand.

Who competes with you? What do you understand that they don't?

Factory built housing exists, but has failed to gain market share. It is generally more expensive that site built housing. Many modular house factories use old building methods and have failed to innovate. These shortcomings have resulted in housing thats not affordable, and a huge demand that is not being met. Other prefab concepts as well as traditional site building are also competitors. We believe we can beat them on price and quality. They are using old building methods, we have engineered a new method.

How will you make money?

We will sell room modules to builders. Using our room modules means builders will be able to build higher quality buildings. faster, and for less money.

Our initial product will be the Casita which is expected to retail for $50,000. Soon after we will expand to different models.

We expect to have approximately 40% net margins.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business.

Decreased demand in the housing industry would adversely affect our business.

Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively.